

April 7, 2016

Mail Stop 4631

<u>Via E-mail</u>
Gregory A. Thaxton
Executive Vice President
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

> **Re: Nordson Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed December 15, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 29, 2016**
> **File No. 0-07977**

Dear Mr. Thaxton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. Where multiple factors are cited as the underlying causes of a material change in operations, please quantify the impact of the factors so a reader can assess their relative importance. For example, in your discussion of the decrease in gross margin from 2013 to 2014 and again in 2015, you refer to product line and customer mix and the unfavorable effects of currency translation, factors that presumably offset the impact of increased sales volumes. Please revise the discussion of results of operations throughout

to quantify the impact of factors materially influencing your operations. Also, please analyze factors underlying material intermediate effects, e.g. the nature of the change in product mix and underlying reasons.

Financial Statements

Note 3- Severance and restructuring costs, page 45

2.   We note you incurred severance and restructuring costs of $11,411 for the fiscal year ended October 31, 2015. Please expand your disclosure to include all of the information required by ASC 420-10-51-1, as applicable. In addition, expand the disclosure in your Management's Discussion and Analysis, with respect to your restructuring activities, to quantify and discuss the periods in which material cash outlays are anticipated, the expected effects on your financial position and future earnings and cash flows at the consolidated and segment levels, and the amount and period(s) in which cost savings are anticipated at the consolidated and segment levels. In subsequent periods, disclose whether actual results were in line with the anticipated cost savings. If the anticipated cost savings are not achieved as expected, or will be achieved in periods other than as expected, disclose the reasons for the differences and the likely effects on future operating results and liquidity. You may wish to refer to the guidance in SAB Topic 5:P.4.

Definitive Proxy Statement for the 2016 Annual Meeting

Key Components of our Executive Compensation Program, page 36

Cash Incentive Award, page 38

3.   You describe the manner in which your currency adjustments function broadly on page 38, but do not discuss the specific manner in which currency adjustments were calculated in determining executive compensation this year. In addition, you state on page 40 under the heading Summary of Payouts that "[f]urther adjustments to the formulaic payouts under the Cash Incentive Award were made for Messrs. Hilton and Keane." In future filings please ensure that you fully describe the manner in which your currency adjustments and any other discretionary adjustments are calculated and applied to the payouts under your plan. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton, Staff Attorney, at (202) 551-3791, or me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction